UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GBC BANCORP, INC.
(Name of Issuer)
COMMON STOCK, $1.00 par value
(Title of Class of Securities)
361479108
(CUSIP Number)
Stephen J. Antal
Senior Vice President, General Counsel
and Corporate Secretary
First Charter Corporation
10200 David Taylor Drive
Charlotte, NC 28262
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	361479108	Page	2	of	8

1	NAMES OF REPORTING PERSONS: FIRST CHARTER CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
56-1355866

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NORTH CAROLINA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		533,880**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

533,880**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1. Security and Issuer
     This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $1.00 par value per share, of GBC Bancorp, Inc. (the “Company”), a corporation organized under Georgia law. The Company’s principal offices are located at 165 Nash Street, Lawrenceville, Georgia 30045.
Item 2. Identity and Background
     (a)-(c); (f) This statement is filed by First Charter Corporation, a North Carolina corporation (“First Charter”), with the U.S. Securities and Exchange Commission (the “SEC”). The address and principal place of business of First Charter is 10200 David Taylor Drive, Charlotte, North Carolina 28262. First Charter is a bank holding company and its principal asset is the stock of its subsidiary First Charter Bank. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of First Charter, reference is made to Exhibit A attached hereto and incorporated herein by reference.
     (d)-(e) During the last five years, none of First Charter and, to the best of First Charter’s knowledge, any of the persons listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Certain Company shareholders set forth in Exhibit B (the “Shareholders”), and First Charter entered into that certain Voting and Agreement dated June 1, 2006 (the “Voting Agreement”, as described in Item 4 of this Statement and attached hereto as Exhibit C) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by First Charter pursuant to the Voting Agreement, and thus no funds were used for such purpose.

Item 4. Purpose of Transaction
     (a)-(j) First Charter entered into the Voting Agreement to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of June 1, 2006 between First Charter and the Company (the “Merger Agreement”).
     Pursuant to Instructions from Cover Page (2) to Schedule 13D, the following is a description of the relationship among First Charter and the Shareholders under the Voting Agreement, but is not an affirmation by First Charter of the existence of a group for purpose of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, First Charter disclaims beneficial ownership of the Shares.
     In order to induce First Charter to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement with First Charter. Pursuant to the Voting Agreement, each of the Shareholders agreed, among other things, to vote (or cause to be voted), all the Shares owned beneficially by each Shareholder, (i) in favor of the approval and adoption of the Merger Agreement (or any amended version thereof), the merger and the other transactions contemplated thereby, (ii) against any action or agreement that is or would be reasonably likely to result in any condition to the Company’s obligations or First Charter’s obligations under the Merger Agreement not being fulfilled and (iii) against any Alternative Proposal (as defined in the Merger Agreement).
     Each Shareholder also granted First Charter an irrevocable proxy coupled with an interest to vote such Shareholder’s Shares as provided in the Voting Agreement. Each proxy will expire automatically and without further action by the parties upon the termination of the Voting Agreement, which terminates upon termination of the Merger Agreement.
     The Merger Agreement provides, among other things, for the Company to be merged with and into First Charter. As a result of the Merger, the Company’s shareholders have the right to receive, in exchange for the Company’s common stock, either (i) 1.989 shares of First Charter common stock (the “Stock Consideration”), (ii) an amount in cash equal to $47.74, without interest (the “Cash Consideration”) or (iii) a combination of the Cash Consideration and the Stock Consideration as further provided in the Merger Agreement.

     The merger is intended to be treated as a tax-free reorganization to First Charter and the Company and otherwise tax free to the Company’s shareholders to the extent they receive the Stock Consideration. The completion of the Merger is subject to a number of conditions, including approval of the Company’s shareholders, receipt of all requisite governmental approvals, and certain other customary conditions.
     The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements. A copy of the Voting Agreement is filed herewith as Exhibit C. The Merger Agreement is listed as Exhibit D hereto and incorporated by reference to Exhibit 2.1 of First Charter’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2006. The Voting Agreement and the Merger Agreement are each specifically incorporated herein by reference in answer to this Item 4.
     Upon completion of the merger as provided above, First Charter intends to cause the Company’s shares to cease to be quoted on the OTC Bulletin Board.
     Except as set forth in this Statement, the Voting Agreement and the Merger Agreement, neither First Charter nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) As a result of the Voting Agreement, First Charter may be deemed to have beneficial ownership of an aggregate of 533,880 shares of the Company’s common stock, which constitute, based on information set forth in the Company’s representations concerning capitalization in the Merger Agreement, approximately 25.5% of the outstanding shares of voting stock of the Company. First Charter, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that First Charter, for any or all purposes, is the beneficial owner of the Shares.
     Other than as provided above, neither First Charter, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.
     (b) Pursuant to the Voting Agreement, First Charter may be deemed to have shared power to vote those shares set forth opposite each Shareholder’s name on Exhibit B hereto. First Charter, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares, except pursuant to the proxies granted under the Voting Agreement and (ii) disclaims any beneficial ownership of the Shares.

     (c) Except with respect to the transactions contemplated by each of the Voting Agreement and the Merger Agreement, neither First Charter, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements. A copy of the Voting Agreement is filed herewith as Exhibit C. The Merger Agreement is listed as Exhibit D hereto and incorporated by reference to Exhibit 2.1 of First Charter’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2006. The Voting Agreement and the Merger Agreement are each specifically incorporated herein by reference in answer to this Item 5.
     (d) To First Charter’s knowledge, no person other than the Shareholders that are parties to the Voting Agreement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.
     (e) Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to Securities of Issuer
     See “Item 3. Source and Amount of Funds or Other Consideration” and “Item 4. Purpose of Transaction” for descriptions of the Voting Agreement and the Merger Agreement. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements. A copy of the Voting Agreement is filed herewith as Exhibit C. The Merger Agreement is listed as Exhibit D hereto and incorporated by reference to Exhibit 2.1 of First Charter’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2006. The Voting Agreement and the Merger Agreement are each specifically incorporated herein by reference in answer to this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors and Officers of First Charter Corporation

Exhibit B	Certain Shareholders of GBC Bancorp, Inc. with whom First Charter has executed the Voting Agreement and number of Shares for each Shareholder included in such Voting Agreement

Exhibit C	Voting Agreement dated as of June 1, 2006 by and among First Charter Corporation and those certain Shareholders set forth therein (and Exhibit B)

Exhibit D
Agreement and Plan of Merger dated as of June 1, 2006 between First Charter Corporation and GBC Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of First Charter Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2006)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Stephen J. Antal
Stephen J. Antal
Senior Vice President, General Counsel and Corporate Secretary

Date: June 12, 2006